Exhibit 12.2

Aon Corporation and Consolidated Subsidiaries

Combined With Unconsolidated Subsidiaries

Computation of Ratio of Earnings to Combined Fixed Charges

and Preferred Stock Dividends

	Nine Months Ended
	Sept. 30,		Years Ended December 31,
(millions except ratios)	2008	2007	2007	2006	2005	2004	2003

Income from continuing operations before provision for income taxes and minority interest	$686	$732	$1,001	$642	$557	$513	$760

Less: Earnings from unconsolidated entities under the equity method of accounting	2	3	6	5	7	3	8

Add back fixed charges:

Interest on indebtedness (1)	96	102	138	129	125	136	101

Interest on FIN 48 liabilities	(1)	(1)	(2)	—	—	—	—

Portion of rents representative of interest factor	39	54	75	79	71	73	67

Income as adjusted	$818	$884	$1,206	$845	$746	$719	$920

Fixed charges and preferred stock dividends:
`
Interest on indebtedness (1)	$96	$102	$138	$129	$125	$136	$101

Preferred stock dividends (2)	—	—	—	—	3	3	61

Interest and dividends	96	102	138	129	128	139	162

Portion of rents representative of interest factor	39	54	75	79	71	73	67

Total fixed charges and preferred stock dividends	$135	$156	$213	$208	$199	$212	$229

Ratio of earnings to combined fixed charges and preferred stock dividends	6.1	5.7	5.7	4.1	3.7	3.4	4.0

(1)             As a result of the adoption of FIN 46 on December 31, 2003, Aon was required to deconsolidate its 8.205% mandatorily redeemable preferred capital securities. This decrease was offset by an increase in notes payable. Beginning in 2004, interest expense ($43 million for both the nine months ended September 30, 2008 and 2007 and $58 million for the years ended December 31, 2007, 2006, 2005 and 2004) on these notes payable is reported as part of interest expense in the condensed consolidated statements of income.

(2)             Included in preferred stock dividends is $57 million of pretax distributions on capital securities for the year ended December 31, 2003.